

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

David Guest
Chief Executive Officer
Berry Only Inc.
722B Kingston Road
Toronto, Ontario
M4E 1R7 Canada

> **Re: Berry Only Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 12, 2010**
> **File No. 333-168897**

Dear Mr. Guest:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment one in our letter dated October 27, 2010. Notwithstanding the representations in your response, for the reasons previously articulated it still appears to us that the selling shareholders are acting as a conduit for the company and that this is a primary offering on behalf of the company. Accordingly, if you wish to continue with the registration of the sale of these shares, please identify the selling shareholders as underwriters and clearly state on your cover page that the selling shareholders will offer these securities for a fixed price of $0.01 for the duration of the offering.

Selling Shareholders, page 9

2. We note your response to comment three in our letter dated October 27, 2010. We have carefully considered the subscription agreement representation that you have cited in your response but it does not appear to us to address our comment directly. Therefore, as previously requested, please tell us whether the selling shareholders purchased the securities they are attempting to register for resale in the ordinary course of business.

Financial Statements, page 28

Balance Sheet, page 29

3. The column heading of your September 30, 2010 balance sheet indicates that these amounts are unaudited, which implies that your June 30, 2010 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended September 30, 2010, you should not imply that the June 30, 2010 balance sheet amounts are audited. Please revise.

Liquidity and Capital Resources, page 51

4. You disclose that you used cash in operating activities of $7,910 during the three months ended September 30, 2010. It appears that you actually used cash in operating activities of $8,563 during the three months ended September 30, 2010. Please revise.

You may contact Jeff Gordon at (202) 551-3866 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Karen A. Batcher, Esq.
        Synergen Law Group, APC
        819 Anchorage Place, Suite 28
        Chula Vista, CA 91914